UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR lSd-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40712

Cardiol Therapeutics Inc.

(Translation of registrant's name into English)

602-2265 Upper Middle Road East, Oakville, Ontario, Canada L6H 0GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F        ☒ Form 40-F

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Underwriting Agreement dated January 23, 2026
99.2	Warrant Indenture dated January 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of I 934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDIOL THERAPEUTICS INC.
(Registrant)

Date: February 2, 2026	By:	/s/ Chris Waddick
Chris Waddick
	Title:	Chief Financial Officer